Exhibit 3.11

RESTATED CERTIFICATE OF INCORPORATION

OF

CORAM ALTERNATE SITE SERVICES, INC.

Coram Alternate Site Services, Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:

A. The name of the Corporation is Coram Alternate Site Services, Inc. The Corporation was incorporated under the name “Curaflex Infusion Services, Inc.” The original Certificate of Incorporation (as amended, the “Certificate of Incorporation”) of the Corporation was filed with the Secretary of State of the State of Delaware on December 23, 1986.

B. Pursuant to Section 245 of the General Corporation Law of Delaware, this Restated Certificate of Incorporation integrates into a single instrument all of the provisions of the Certificate of Incorporation which are in effect and operative as a result of having theretofore been filed with the Secretary of State of the State of Delaware as certificates of amendment to the Certificate of Incorporation.

C. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation as theretofore amended, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

D. The terms and provisions of this Restated Certificate of Incorporation have been duly adopted pursuant to the provisions of Section 245 of the General Corporation Law of Delaware.

E. The text of the Certificate of Incorporation is hereby restated to read in its entirety as follows:

1. The name of the corporation is Coram Alternate Site Services, Inc.

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of stock which the corporation shall have authority to issue is 100 and the par value of each of such shares is $1.00, amounting in the aggregate of $100.00.

5. The board of directors is authorized to make, alter or al the bylaws of the corporation. Election of directors need not be by ballot.

6. The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

7. No former, future, or current director of the Corporation shall be liable to the Corporation, any of its stockholders, or any other director or third party, for monetary damages for breach of his or her fiduciary duty at a director; provided, that this Section 7 shall not eliminate or limit the liability of director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. It is the intent of the Corporation to exempt the persons referred to in this Section 7 from personal liability to the fullest extent permitted by law.

8. The number of initial directors who will serve until the first annual meeting of shareholders or until their successors are elected and qualified is one.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be duly executed this July 1, 2010.

By:	/s/ Robert T. Allen
Name:	Robert T. Allen
Title:	President, Chief Financial Officer and Treasurer

[Coram Alternate Site Services, Inc.]